

Mail Stop 4631

July 8, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Timothy J. MacCarrick
Chief Financial Officer
Crane Co.
100 First Stamford Place
Stamford, Connecticut 06902

      RE: Form 10-K for the fiscal year ended December 31, 2008
            Definitive Proxy Statement filed March 6, 2009
              File No. 1-1657

Dear Mr. MacCarrick:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings related to legal matters, please direct them to Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

                  Sincerely,

                  Rufus Decker
                  Accounting Branch Chief